UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tech Foundry Ventures, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87824P 204

(CUSIP Number)

Tech Foundry Ventures, Inc.

316 California Avenue, Suite 543,

Reno, NV 89509

(888 909-5548)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 21, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Jordan Lowe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	[X] [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,500,000
	8	SHARED VOTING POWER 3,000,000
	9	SOLE DISPOSITIVE POWER 1,500,000
	10	SHARED DISPOSITIVE POWER 3,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.08% (1)
14	TYPE OF REPORTING PERSON (see instructions) LP

(1) Based on 44,050,000 shares of Common Stock of the Issuer being outstanding or issuable as of June 30, 2016.

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, $0.0001 per share par value (the “Common Stock”), of Tech Foundry Ventures, Inc., a Nevada corporation (the “Issuer”), with its principal executive offices at 316 California Avenue, Suite 543, Reno, NV 89509

Item 2.	Identity and Background

(a) This Schedule 13D is filed by Jordan Lowe, an individual, with beneficial ownership of the Jordan Lowe TTEE Jordan Lowe Trust DTD 8/24/2012 and Nevila Qylafku Lowe TTTEE Nevila Qylafku Lowe Trust DTD 10/3/2014. Mr. Lowe and Ms. Lowe are married spouses.

(b) The principal business address of Mr. Lowe is 111 W. Jackson #1600, Chicago, IL 60604. The principal business address of Ms. Lowe is 111 W. Jackson #1600, Chicago, IL 60604.

(c) Mr. Lowe is the Trustee for the Jordan Lowe TTEE Jordan Lowe Trust DTD 8/24/2012. Ms. Lowe is the Trustee for the Nevila Qylafku Lowe TTTEE Nevila Qylafku Lowe Trust DTD 10/3/2014.

(d) During the last five years, neither Mr. Lowe or Ms. Lowe has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Mr. Lowe or Ms. Lowe has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Both Mr. Lowe and Ms. Lowe are a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Jordan Lowe, an individual, through the Jordan Lowe TTEE Jordan Lowe Trust DTD 8/24/2012 and Nevila Qylafku Lowe TTTEE Nevila Qylafku Lowe Trust DTD 10/3/2014 acquired 1,500,000 each or 3,000,000 shares for $300,000 (in the aggregate) pursuant to a private placement under Regulation D of the Exchange Act.

Item 4.	Purpose of Transaction

Investment.

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof, Jordan Lowe, an individual, with beneficial ownership of the Jordan Lowe TTEE Jordan Lowe Trust DTD 8/24/2012 and Nevila Qylafku Lowe TTTEE Nevila Qylafku Lowe Trust DTD 10/3/2014 beneficially owns 3,000,000 shares (approximately 6.8%) of the Company’s common stock.

(b) Number of shares as to which such person has:

Sole power to vote or to direct vote: 1,500,000 shares.

Shared power to vote or to direct the vote: 3,000,000.

Sole power to dispose or to direct the disposition of: 1,500,000

Shared power to dispose or to direct the disposition of: 3,000,000.

(c) None.

(d) None; not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

No contracts, arrangements, understanding or relationships with respect to sale or voting of the securities of the Issuer exist.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2016	/s/ Jordan Lowe
Jordan Lowe